Exhibit 99.1

China Yuchai International Updates on Sale of Shares
In Thakral Corporation Limited

Singapore, Singapore – December 30, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), refers to its announcement of December 14, 2009 and wishes to update that CIMB-GK Securities Pte. Ltd. (“Placement Agent”) has entered into agreements with purchasers for a further 340,000,000 shares out of the remainder 354,000,000 shares in Thakral Corporation Limited (“TCL”) offered by the Company’s wholly owned subsidiary, Venture Delta Limited at S$0.03 per share on an ex-distribution basis (“Placement”). As of to date, a total of 536,000,000 shares out of the 550,000,000 shares in TCL available in the Placement have been taken up.

Settlement of the purchased shares will occur after the capital reduction and cash distribution of S$0.05 per issued share in the capital of TCL has been received by all entitled shareholders in compliance with all applicable laws or on such other date as notified by the Placement Agent.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com